SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 917, closed on 01.14.2022 DEL 002, of 01.14.2022.

CERTIFICATE

MINUTES OF THE 917th MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/ CNPJ nº 00001180/0001-26

It is hereby certified, for all due purposes, that the 917th meeting of the Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras (“Company” or “Eletrobras”) was held on the thirteenth day of January of the year two thousand and twenty two, at 5:25 pm, with a record of the closing of the work recorded at 6:00 pm on the fourteenth day of January in the year two thousand and twenty-two. The meeting took place in an exclusively virtual regime, with the collection of votes through the specific platform of the ATLAS Governance Portal. Councilor RUY FLAKS SCHNEIDER (RFS) virtually assumed the presidency of the meeting and cast his vote electronically. The Directors RODRIGO LIMP NASCIMENTO (RLN), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), JERÔNIMO ANTUNES (JEA), MARCELO DE SIQUEIRA FREITAS (MSF), ANA SILVIA CORSO MATTE (ASM), FELIPE VILLELA DIAS ( FVD) and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) participated virtually and cast their votes electronically. Counselor ANA CAROLINA TANNURI LAFERTE MARINHO (ALM) participated virtually to register her electronic vote of abstention, having raised a conflict of interest situation. DECISION: DEL 002, of 01.14.2022. Election of a member to the Statutory Strategy, Governance and Sustainability Committee – CEGS. The Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras, in the exercise of its statutory attributions, and substantiated in the report of the rapporteur, DELIBERED: 1. to read the Director ANA CAROLINA TANNURI LAFERTÉ MARINHO to be a member of the Statutory Committee for Strategy, Governance and Sustainability - CEGS, with a term of management linked to its respective unified term of management of the Board of Directors of Eletrobras, pursuant to item 2.2 of the CEGS Internal Regulations, subject to the investiture to the signature of the respective instrument of investiture; 2. ratify the following composition for CEGS:

Board Member BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO - Member (elected on 05.14.2021 by DEL-094/2021)	Management term: Linked to the unified management term of the CA
Board Member CARLOS EDUARDO RODRIGUES PEREIRA - Member (elected on 04.30.2021 by DEL-089/2021)	Management term: Linked to the unified management term of the CA
Board Member Conselheira ANA CAROLINA TANNURI LAFERTÉ MARINHO – Member	Management term: Linked to the unified management term of the CA

3. revoke all provisions to the contrary; 4. determine that the General Secretariat - PRGS, the Governance Secretariat of the Board of Directors - CAAS, Communication - PRC, Investor Relations - DFR, Governance and Compliance - DCG, People Management - DSP, Personnel Administration - DSCR, each which within their scope of action, adopt the necessary measures to comply with this Resolution. Deliberation quorum: Unanimous, registered the abstention of the ASM Director due to a conflict of interest situation. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Eletrobras Board of Directors.

Rio de Janeiro, January 14, 2022.

BRUNO KLAPPER LOPES

Secretary of Governance

Information Classification: DEL-135/2021 (public) and DEL-136/2021 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.